Item 24. Exhibit 8

SECOND AMENDMENT TO

PARTICIPATION AGREEMENT

THIS AMENDMENT is made this 12th day of June, 2015.

WHEREAS, Massachusetts Mutual Life Insurance Company (“Company”), Waddell & Reed, Inc. (“W&R”), distributor for Ivy Funds Variable Insurance Portfolios, and Ivy Funds Variable Insurance Portfolios (the “Ivy Funds VIP”) entered into said Participation Agreement dated October 25, 2012, as amended (the “Agreement”); and

WHEREAS, the Company, W&R and Ivy Funds VIP wish to amend the Agreement;

NOW THEREFORE, in consideration of the mutual promises set forth herein the Agreement shall be amended as follows:

1.	Exhibit B of the Agreement is hereby deleted in its entirety and replaced with Exhibit B, attached hereto.

2.	All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed the Amendment as of the date first above written.

WADDELL & REED, INC.

/s/ Thomas W. Butch
By: Thomas W. Butch
Title: Chief Executive Officer

IVY FUNDS VARIABLE INSURANCE
PORTFOLIOS

/s/ Henry J. Hermann
By: Henry J. Hermann
Title: President

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

/s/ Jeffrey M. Dube
By: Jeffrey M. Dube
Title: Vice President

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EXHIBIT B

Company, or its Agent, shall provide administrative services set out in Schedule A hereto and made a part hereof, as the same may be amended from time to time. For such services, W&R agrees to pay to Company as follows:

(a)	Assets Under Management. Each quarter, W&R shall calculate and pay to Company (1) a fee that shall be equal to twenty (20) basis points, on an annualized basis, of the average daily account value of all assets in the Portfolios in connection with the Contracts (“Aggregated Assets”) on existing accounts established before June 1, 2015, and (2) a fee that shall be equal to twenty-five (25) basis points, on an annualized basis, of Aggregated Assets on new accounts established on or after June 1, 2015 traded through the NSCC Fund/SERV system. In the event Company establishes new accounts on or after June 1, 2015 that is not traded through the NSCC Fund/SERV system, W&R shall calculate and pay a fee equal to twenty (20) basis points, on an annualized basis, of the Aggregated Assets.

The parties to this Agreement recognize and agree that W&R’s payments hereunder are for administrative services and personal Contract Owner services (as described in Schedule A) only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of Portfolio shares, and are not otherwise related to investment advisory or distribution services or expenses. The Company represents and warrants that the fees to be paid by W&R for services to be rendered by Company pursuant to the terms of this Agreement are to compensate Company for providing administrative services to Ivy Funds VIP and for providing personal services to Contract Owners as described in Schedule A, and are not designed to reimburse or compensate Company for providing any other services with respect to the Contracts or any Variable Account.